[GRAPHIC OMITTED]

(AXIS and PartnerRe:)

Creating a Market Leader with Superior and Sustainable Value

June 2015

Disclaimer

[GRAPHIC OMITTED]

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014, May 16, 2014 and January 29, 2015. Information
about the directors and executive officers of AXIS is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly
Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26,
2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated
above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Investment Highlights

[GRAPHIC OMITTED]

[] Global insurance/reinsurance powerhouse built to perform through secular and cyclical change

-- Strengthened positioning expands business opportunities
-- "Go- to" market for profitable business opportunities
-- Diversified, less volatile, capital efficient business

[] Combination drives superior and stable value creation

-- Active portfolio management and high diversification support superior returns and lower volatility
-- Improved capital efficiency
-- Superior and sustainable approach to capital management
-- At least $200  million in identifiable and actionable expense savings

[] Combination results in double-digit  EPS accretion and meaningful ROE expansion

[] Ability to accelerate franchise productivity to solidify leadership in key markets

-- Specialty expertise across the organization
-- Untapped growth in all segments
-- Significant management experience with third party capital

[] Attractive entry point for investors seeking superior value creation

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Significant Opportunity from Secular Change

[GRAPHIC OMITTED]

Current dynamics favor differentiated companies

* Reinsurance demand changing

 -- Long-term capital management tool
 -- More selectivity with respect to counterparties
 -- Centralization of purchasing
 -- Certain insurers seeking greater capacity

* Growing demand for primary insurance and life,
 accident and health in both developed and emerging
 markets

* Increased supply of alternative capital sources
 creates opportunities to provide a broader range of
 cost-effective solutions to clients

* Positive selection -- market concentrating in a
 consolidating environment

* Differentiation through technology and data
 analytics as well as expense control

Positioning of the combined company

[] Top 5 global reinsurer with increased scale and relevance

-- Leading franchise in attractive specialty markets
-- Expands business opportunities
-- Improved service capabilities, scale and breadth of products []
Positioned to seize growth opportunities in attractive specialty insurance and life, accident and health markets globally [] Greater opportunity to leverage presence of alternative capital
-- Lower cost of capital by matching risk to different forms of capital
-- Enhanced product offering for clients

[] More efficient operation (e. g.  operating expenses, capital structure) []
Increased balance sheet strength and capital generation provides flexibility in deployment of capital including reinvestment in the business

Combined company will be an early mover and well positioned to capitalize on industry dynamics

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Combined Franchise Defined by Financial Strength and Prudence

[GRAPHIC OMITTED]

  As of 31-March-2015
     +
----------------------------------------------------------------------- -------------------- --------------------------
  Tangible Common Equity                                                  $ 5.8            $ 5.3           $
 10.4
-----------------------------------------------------------------------

  Total Capitalization                                                    $ 8.1            $ 7.0           $
 14.8
-----------------------------------------------------------------------

  Total Debt / Capitalization                                            10.2%             14.1%
 13.1%
-----------------------------------------------------------------------

  Common Financial

  Strength Ratings                                                      A+ / A +          A+ / A + Anticipate  A+ / A+
  (A.M. Best / SandP)

-----------------------------------------------------------------------

  Preferred Ratings                                                        BBB             BBB     Anticipate BBB
  (SandP)

-----------------------------------------------------------------------

  Last 10 Years of Favorable                                            10 of 10          10 of 10

  Reserve Development

-----------------------------------------------------------------------

  Capitalization Above "AA"

  SandP Level                                                              []              []
 []
-----------------------------------------------------------------------

Note: AXIS and PartnerRe management, S-4 to be filed by both AXIS and PartnerRe on 6/1/2015. Pro forma figures adjusted for payment of $11.50 pre-close dividend per PRE share.
--------------------------------------------------------------------------------------------
[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.
                                            4

[GRAPHIC OMITTED]

Source: AXIS and PartnerRe management, S-4 to be filed by both AXIS and
PartnerRe on 6/1/2015
(1) Figure excludes any synergies or repurchase activity from 3Q15 closing to
YE2017. Includes impact of regular dividends.
(2) Represents net effect on Operating RoE from $200mm of synergies, phased in
50% in 2016 and 100% in 2017 as per S-4 to be filed on 6/1/2015. All adjustments subject to an assumed pro forma tax rate of 16.0% . (3) Represents return of 100% of operating earnings, plus return of $750mm post-closing.
(4) Represents net effect on Operating RoE from over $60mm of pre-tax income from third-party capital vehicles. $150mm in freed up capital used to repurchase shares on 12/31/2016.
(5) Represents incremental $50mm of insurance pre-tax underwriting income and
$20mm of Life and AandH pre-tax underwriting income in 2017.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

1 Clear Path to Achieving Target Expense Synergies by 2017

[GRAPHIC OMITTED]

         At Least $200 Million in Identifiable and Actionable Expense Savings
Value in
millions                                                            Other Operational
  USD                                                                Synergies ~$30
                                                       Corporate
                                                           ~$35
                  Target Synergies
Support Functions      ~$200+
         ~$75

Business Unit
~$60

Management team has extensive experience in successful expense reduction initiatives

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

❷ Enhanced Ability to Return Capital While Growing the Business

PartnerRe AXIS

Key Drivers Enabling Capital Return

- Less-volatile income stream and strong track record with rating agencies supports aggressive capital management strategy
- Strong net income generation benefitting from strength of combined platform and synergies
- Increasing contribution from less capital intensive businesses, leading to further capital efficiencies
- Strong growth prospects without a commensurate increase in required capital, driven by increased scale and diversification
- Third-party capital actively used to drive stable / high return on equity fee income and to liberate capital

Total Capital Return as a % of BoP Equity (1)


PartnerRe + AXIS
9/15E-9/17E
23%
RE
21%
XL
17%
WRB
15%
ACGL
11%
ACE
11%
Y
5%
MKL
2%

Capital Deployment

- ☑ **$750mm expected to be returned to combined company shareholders immediately after closing**
- ☑ **In addition, $2.2bn+ of buybacks and dividends expected through year-end 2017– equivalent to 100% of operating earnings**
- ☑ **Further deployable capital anticipated from third-party capital vehicles**
- ☑ **Expected to maintain peer leading dividend payout ratio**

(1) "BoP" refers to beginning of period. Capital return defined as cumulative dividends paid and share buybacks as percent of beginning of period common equity as referenced. Peers reflect 2-year capital return from 12/31/12 – 12/31/14. PRE + AXS pro forma reflects 2-year capital return from 9/30/15E – 9/30/17E.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.
7

(3) Capital Optimization / Third-Party Capital

 * Availability of third party alternative capital creates meaningful opportunities to leverage franchise, offer broader range of cost effective solutions to clients and brokers, generate attractive fee revenue and release capital

 * Long history and deep management experience with third party capital

 * Both organizations have increased leverage of third party capital relationships in recent history

 * Already place multiple lines and risks with third party capital

 * Different stages of execution across a broad range of third party capital opportunities to optimize flexibility in allocating risks to best form of risk funding

 * Combination magnifies potential

[GRAPHIC OMITTED]

Leverages franchise position, generates incremental fees and reduces capital requirements

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

3 (4) Significant New Growth Opportunities

[GRAPHIC OMITTED]

                "Baseline"         Incremental Growth Opportunities from Combination
                  Growth                   New Sources of                      Illustrative Impact
                    Rates              Incremental Growth                               by 2017
  3
                           *   Scale creates greater servicing and         Over $60mm in additional
                      Flat     consultative capabilities and therefore     annual fee revenue and
    Reinsurance                greater access                              ~$150mm capital relief from
                NPW Growth                                                 third-party capital
                           *   Greater utilization of third-party capital  management
=============== ========== === =========================================== ===========================
4A                         *   Greater access to exclusive top-
                               relationship underwriter opportunities by
                               brokers
                     ~5%   *   Increased capacity for clients              ~$50mm of annual pre-tax    ~$130mm of
      Insurance                                                            earnings from higher growth incremental
                NPW Growth *   Expansion into new geographies (e.g.,       and greater retention       annual pre-
                               Latin America, Middle East)                                             tax earnings
                           *   Greater retention of quality specialty
                               business
=============== ---------- --- ------------------------------------------- ---------------------------
4B                         *   Significant opportunities in emerging
                               markets (e.g., Latin America, Middle East)
                               from greater scale and broader product
       Life and      ~10%      offering                                    ~$20mm of annual pre-tax
          AandH NPW Growth *   Cross-selling opportunities                 earnings
                           *   Opportunities driven by Affordable Care Act
                               in the U.S.
=============== ---------- ---                                          --------------------------- ------------

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

                                 P/TBV: 1.20x                 P/TBV: 1.30x

 ---------------------------------------------------------------------------------- --------------------------
                                  2017E Return on Equity(2)                                             + (AXS)
           Selected (re)insurers(3)
Note: Market data as of 5/27/15, unless otherwise noted. Selected (re)insurers include ACE, ACGL, AGII, AHL,
AWH, ENH, MRH, RE, RNR, VR, and XL.
      Price-to-tangible book value multiples shown are the averages of the multiples for the companies that fall into each quadrant.

(1) Earnings volatility based on annual net income for the 2002 -- 2014 period.

(2) Consists of 2017E ROE, based on I/B/E/S estimates for peers and on management estimates for the pro forma combined company.

(3) Selected (re)insurers include ACE, ACGL, AGII, AHL, AWH, ENH, MRH, RE, RNR,
VR, and XL. MRH's multiple is it's last unaffected multiple as of 12/10/2014.
Also includes XL's multiple pro forma for its combination with Catlin, where the tangible book value is sourced from an 8-K filed on March 19, 2015.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Significant Trading Valuation Upside Potential

[GRAPHIC OMITTED]

                        Illustrative Pro Forma Valuation Upside (Post -Amalgamation)(1)
                                                                         Implied P / 2017E Multiple
                                                                  -----------------------------------------------
     Pro Forma      Pro Forma    Implied Price   Implied Value    Incl. Synergies; Ex.    Incl. Synergies and
Q3 2015E TBVPS Q3 2015E P / TBV Per AXS Share  Per PRE Share(2) Growth Initiatives(3) Growth Initiatives(3)
-------------- ---------------- -------------- ------------------ ----------------------- -----------------------
                       1.16 x     ~$58 - $60     ~$138 - $143        ~8.9x - 9.2x            ~7.9x -- 8.3x

1.20 60 - 62

142 - 148

9.2 - 9.6 8.3 -- 8.6

~$50 - $52

1.25

63 - 65 148 - 153

9.7 - 10.1 8.7 -- 9.0

1.30 65 - 68

153 - 159

10.1 - 10.5 9.1 -- 9.4

1.35 68 - 70

159 - 165

10.6 - 11.0 9.5 -- 9.9

Source: AXIS and PartnerRe management, S-4 to be filed by both AXIS and
PartnerRe on 6/1/2015

(1) Q3 2015E TBVPS estimate based on historical figures rolled forward for projected results incorporating expected PGAAP adjustments as per S-4 to be jointly filed on 6/1/2015.

(2) Applies 2.18x exchange ratio, includes $11.50 / share dividend.

(3) Includes impact of anticipated third-party capital and growth initiatives by 2017E.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Strong Credit Profile for Preferred Shareholders

Earnings Volatility (1)

2017E Earnings Bef Preferred Share Div

[GRAPHIC OMITTED]

Source: Company filings

(1) Earnings volatility calculated as the standard deviation divided by the average annual net income for the 2002 -- 2014 period.

(2) Preferred shares dividends reflect 2014 actual preferred dividends paid for both PartnerRe and AXIS.

(3) Excludes incremental earnings from third-party capital management and other identified new growth opportunities.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Investment Highlights

[GRAPHIC OMITTED]

[] Global insurance/reinsurance powerhouse built to perform through secular and cyclical change

-- Strengthened positioning expands business opportunities

-- "Go- to" market for profitable business opportunities

-- Diversified, less volatile, capital efficient business

[] Combination drives superior and stable value creation

-- Active portfolio management and high diversification support superior returns and lower volatility

-- Improved capital efficiency

-- Superior and sustainable approach to capital management

-- At least $200  million in identifiable and actionable expense savings

[] Combination results in double-digit  EPS accretion and meaningful ROE expansion

[] Ability to accelerate franchise productivity to solidify leadership in key markets

-- Specialty expertise across the organization

-- Untapped growth in all segments

-- Significant management experience with third party capital

[] Attractive entry point for investors seeking superior value creation

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Appendix A: Pro Forma Business Mix Profile

[GRAPHIC OMITTED]

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Enhanced Platform for Diversified Growth and Profitability

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

BUSINESS OVERVIEW

AXIS

$4.7B

[GRAPHIC OMITTED]

Pro Forma Combined

[GRAPHIC OMITTED]

Note: PRE standalone DandF represents aviation, casualty, energy offshore, energy onshore, engineering, marine and property. Onshore energy, engineering and property map to pro forma property insurance; aviation, casualty, offshore energy and marine map to pro forma specialty insurance.
Note: For PartnerRe Specialty includes Agriculture, Aviation/Space,
Credit/Surety, Energy, Engineering, Marine, Specialty Casualty and Specialty
Property. For AXIS Specialty Re includes: Agriculture, Credit/Surety,
Engineering, Marine and Specialty Casualty; Specialty Insurance includes:
Marine, Terrorism, Aviation, Credit and Political Risk, Liability and
Professional Lines.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Transformative Combination Creating a Global Reinsurance Leader

[GRAPHIC OMITTED]

Top Global PandC Reinsurer by Reinsurance GPW(1)

($ in billions)
                          ------------- ---------------- -----
             Munich Re                                         $22.6
                          ------------- ----------------
               Swiss Re                                  $18.0
                          ------------- ----------------
          Hannover Re                         $10.4
                          -------------
          Berkshire Re                    $8.8(2)
                          -------------
    PartnerRe + AXIS                 $6.7
                                     Casualty
                  SCOR              $6.4
                                        15%
                          -------------
               China Re         $4.7
             PartnerRe         $4.6
            Everest Re        $4.0              Property
                                                   13%
                          -------------
             XL / Catlin     $3.7
             Korean Re       $3.5
              Alleghany      $3.4          Catastrophe
                  Allianz    $3.4               12%
                  Mapfre    $3.(Other)3 PandC
                                   13%
Gnrl. Ins. Co. of India   $2.4
         Sompo Japan      $2.3
      Fairfax Financial   $2.1
     Mitsui Sumitomo      $2.1(3)
                    AXIS  $2.1
    RenRe / Platinum      $2.1
                Generali  $2.1

(1) Rankings are by 2013 GPW.

(2) Berkshire Hathaway Reinsurance includes General Re. Corp.

(3) GPW not disclosed. Indicated values are on a NPW basis.

* Top 5 global reinsurer with leading position among broker-based  reinsurers

* Leading, global position in a number of attractive specialty reinsurance lines

* Highly regarded underwriting and service capabilities

* Complementary portfolios with limited overlap

* Ability to channel third-party  capital to deliver expanded  client solutions

* Profitable growth opportunities:

[] Improved service capabilities, scale and breadth of products

[] Access to preferred treaties and signings

[] Combined analytics enhance value for cedants, including in emerging markets

[] Ability to leverage Lloyd's platform

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Leading, Global Position in a Number of Attractive Specialty Reinsurance Lines

[GRAPHIC OMITTED]

Specialty reinsurance solutions account for the majority of the combined company's reinsurance portfolio.
Enhanced scale and enlarged capital base allows combined company to capture incremental growth

Line of Business  Combined Position
    Agriculture                #2
  Credit / Surety              #2
Aviation / Space             Top 5

Specialty Casualty Top 5
     Engineering   Top 5

Why Attractive?

[] Provides opportunity for profitable growth through various cycles

[] Businesses that require technical expertise

[] Resilient to current industry dynamics

Overall

Top 3

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Successful, Growing Global Specialty Insurance Business

[GRAPHIC OMITTED]

Pro Forma Combined Insurance Breakdown FY 2014 GPW

By Line of Business

[GRAPHIC OMITTED]

* Enhanced market prominence due to relationships and overall positioning with brokers

[] Greater line sizes and breadth of products more attractive to brokers and clients

* Growth business

[] 13% of 2014 GPW from new initiatives (CAGR of 48% since 2009)

[] US property middle market CAGR of 15% since 2009

* Balanced consolidated platform will require less reinsurance allowing for increased insurance revenue

* Enhanced profitability due to scale

* Opportunity from expanded geographic presence

[] Increase in Lloyd's presence

[] Leverage complementary geographic platforms (e. g.  London, Hong Kong, etc.
)

[] Leverage technical capabilities to grow smaller account business

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Life, Accident and Health Leader with High Growth Potential

[GRAPHIC OMITTED]

Pro Forma Combined Life and AandH Breakdown FY 2014 GPW

By Line of Business

AandH
38%

Life
Reinsurance
62%

Total GPW:
$1.5bn

(1) As per Flaspohler survey.

* Uncorrelated with PandC business

* Complementary franchises with global product development capabilities and significant geographic reach

     [] Combination of life and health make for a more attractive partner *
Full complement of products and services for the global benefits market *
Strong market presence

[] Top 10 global life and health reinsurer

     [] Top 3 U. S.  health reinsurer; AXIS and PartnerRe rated #1 and #2 in US
AandH reinsurance broker survey[] * Growth business

     [] PRE LTM GPW growth rate of 31%; AXS GPW CAGR since 2011 of 30% *
Compelling growth opportunities:

[] U. S.  healthcare - Affordable Care Act has shifted risk to entities that require risk share partners

[] Accelerated growth in international healthcare

[] Initiatives in Middle East, Latin America, and Asia

[] New specialty areas (expats; HNW individuals)

[] Hybrid delivery model maximizes opportunities

* (Re)insurance business will participate selectively in certain higher growth and return segments

[] Limited exposure to highly regulated, mainstream health insurance businesses

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Appendix B: Other Information

[GRAPHIC OMITTED]

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Merger of Equals Overview

[GRAPHIC OMITTED]

                              *   AXIS shareholders to receive 1 share of the amalgamated company per common share in a tax free reorganization
         Consideration to
                              *   PartnerRe shareholders to receive 2.18 shares of the amalgamated company per common share
             Shareholders         in a tax free reorganization
                              *   Preferred shares to remain outstanding as preferred shares of the amalgamated company
 -----------------------------------------------------------------------------------------------
    Dividend to PartnerRe     *   Extraordinary one-time cash dividend of $11.50 per share payable in connection with, and
      Common Shareholders         contingent upon, closing
 -----------------------------------------------------------------------------------------------
                              *   ~51.5% PartnerRe shareholders
      Pro Forma Ownership
                              *   ~48.5% AXIS shareholders
 -----------------------------------------------------------------------------------------------
  Corporate Governance of     *   7 PartnerRe appointees to Board and 7 AXIS appointees to Board
         Combined Company     *   Management team leveraging talent from both organizations
 -----------------------------------------------------------------------------------------------
                              *   PartnerRe and AXIS shareholder approvals
  Accelerated Timeline to
                              *   Regulatory Approvals: all insurance regulatory filings made; all anti-trust clearances obtained
                  Closing
                              *   Expected close in the third quarter of 2015

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Positive Rating Agency Feedback

[GRAPHIC OMITTED]

"Despite the announced approximately $560 million special cash dividend, we expect the combined company's capitalization will remain very strong and materially redundant to 'AA' level after the deal closes and through 2017"

"We anticipate the combined entity's financial leverage will stay below 25%
with fixed-charge coverage of at least 4x."

"We also expect the merger to achieve at least $200 million in annual run-rate pretax cost synergies in the first two years of operations."

SandP Press Release, May 4, 2015

"Successful execution of the PRE-AXIS combination could provide positive credit benefits relating to diversification of earnings and business profile, leveraging the benefits of a larger organization"

"[]if the transaction with AXIS closes as planned, Fitch would likely affirm
PRE's current ratings[]"

Fitch Press Release, May 4, 2015

Source: SandP and Fitch press releases dated May 4, 2015

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Disclaimer

[GRAPHIC OMITTED]

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. ("PartnerRe") and AXIS Capital Holdings Limited
("AXIS"). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and
Exchange Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE
URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the
SEC by PartnerRe and/or AXIS through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe's internet website at
http://www.partnerre.com or by contacting PartnerRe's Investor Relations
Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216.
Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS' internet website at http://www.axiscapital.com or by contacting
AXIS' Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]

Disclaimer

[GRAPHIC OMITTED]

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are "forward-looking" statements. The words
"anticipate," "believe," "ensure," "expect," "if," "illustrative," "intend,"
"estimate," "probable," "project," "forecasts," "predict," "outlook," "aim,"
"will," "could," "should," "would," "potential," "may," "might," "anticipate,"
"likely," "plan," "positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events.  There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe's and AXIS' most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

[] the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction; [] the failure to consummate or delay in consummating the proposed transaction for other reasons; [] the timing to consummate the proposed transaction; [] the risk that a condition to closing of the proposed transaction may not be satisfied;

[] the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

[] AXIS' or PartnerRe's ability to achieve the synergies and value creation contemplated by the proposed transaction; [] the ability of either PartnerRe or
AXIS to effectively integrate their businesses; and [] the diversion of management time on transaction-related issues.

PartnerRe's forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS'
forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate.  Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements.
Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

[C] 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

[GRAPHIC OMITTED]